Form6K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File No. 001-09987

B + H  O C E A N  C A R R I E R S  L T D.
(Translation of registrant’s name into English)

3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                       X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 3(i).1 is the Articles of Amendment to the Articles of Incorporation of B+H Ocean Carriers Ltd. effecting the reverse stock split, filed in Liberia on November 28, 2011.

Set forth herein as Exhibit 3(i).2 is the Articles of Amendment to the Articles of Incorporation of B+H Ocean Carriers Ltd. effecting the forward stock split, filed in Liberia on November 28, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            B+H Ocean Carriers Ltd.
Date:  November 29, 2011                                                                    By: /s/ Michael S. Hudner
                                                                                     Chief Executive Officer